Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Devonshire Resources Announces Amendment of Private Placement

     VANCOUVER, Aug. 8 /CNW/ - Devonshire Resources Ltd., (TSX-V: DSH, OTCBB:
DSHRF) is amending its recently announced non-brokered private placement.
     The private placement will now consist of 2 million units at $0.16 per unit for gross proceeds of $320,000. Each unit will comprise one share and one warrant, each warrant entitling the holder to purchase one share at $0.21 per share for a period of two years. A 7% finders fee will be paid upon completion of the financing.

     ON BEHALF OF DEVONSHIRE RESOURCES LTD.

     "Tim Crowhurst"
     Tim Crowhurst
     President and Director

     The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

     %SEDAR: 00021121E          %CIK: 0001321847

     /For further information: Tel: (604) 764-5099,
www.devonshireresources.com/
     (DSH. DSHRF)

CO:  Devonshire Resources Ltd.

CNW 17:44e 08-AUG-08